FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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		Page
Item		Number

1.	Telefónica — Divestiture in Atento	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. (“TELEFÓNICA”) as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
In accordance with the communication registered by the Company on February 24, the Executive Commission of TELEFÓNICA’s Board of Directors, in its meeting held today, authorized the sell of more than 50% of the capital of its subsidiary, Atento Inversiones y Teleservicios, S.A.U., through an initial offering exclusively addressed to qualified investors.
In addition, it was also authorised to apply for the admission to listing of the shares of Atento Inversiones y Teleservicios, S.A.U. on the Spanish Stock Exchanges and their negotiation through the Automated Quotation System (Sistema de Interconexión Bursátil).
Madrid, May 13th, 2011.

IMPORTANT INFORMATION
“This communication does not constitute an offer to sell or solicitation of offers to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such an offer, solicitation or sale is unlawful. The information contained in this Communication is being disclosed in accordance with Rule 135c under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for securities which have not been, and will not be, registered under the Securities Act or the laws of any state, and may not be offered or sold in the United States, absent registration or an exemption from registration under such laws.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: May 13th , 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors